January 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reviva Pharmaceuticals Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-251802

Acceleration Request

Requested Date:	January 11, 2021

Requested Time:	5:00 PM, Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reviva Pharmaceuticals Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Robert Bee of Lowenstein Sandler LLP at 973.597.2372 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

REVIVA PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Laxminarayan Bhat
Name:	Laxminarayan Bhat
Title:	Chief Executive Officer